SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

JAYHAWK ENERGY, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

472100106

(CUSIP Number)

c/o James McGregor

269 E. 1210 S.

Lehi, UT 84043

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 20, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 472100106

1	NAMES OF REPORTING PERSONS JEM Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Utah, United States of America
	7	SOLE VOTING POWER 39,583,263
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,583,263
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   64,166,681 (1)(2)

   (1) 23,583,418 of the shares beneficially owned are in the form of warrants that unavailable for exercise until such time as the Issuer increases its authorized capital, because the Issuer has insufficient authorized capital to honor an exercise of said warrants.

   (2) 1,000,000 of the shares beneficially owned are in the form of a convertible note that cannot be converted until such time as the Issuer increases its authorized capital, because the Issuer currently has insufficient authorized capital to honor the conversion of said convertible note.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] ( See Footnote 1 & 2 in Box 11)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.10%

(1) Based on 199,875,629 shares of Issuer's Common Stock issued and outstanding as of February 19, 2016 as reported on the Issuer's Form 10-K/A filed on 2/22/2016.

14	TYPE OF REPORTING PERSON OO

CUSIP No. 472100106

1	NAMES OF REPORTING PERSONS James McGregor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,583,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,583,263
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   64,166,681 (1)(2)

   (1) 23,583,418 of the shares beneficially owned are in the form of warrants that unavailable for exercise until such time as the Issuer increases its authorized capital, because the Issuer has insufficient authorized capital to honor an exercise of said warrants.

   (2) 1,000,000 of the shares beneficially owned are in the form of a convertible note that cannot be converted until such time as the Issuer increases its authorized capital, because the Issuer currently has insufficient authorized capital to honor the conversion of said convertible note.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] ( See Footnote 1 & 2 in Box 11)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.10%

 (1) Based on 199,875,629 shares of Issuer's Common Stock issued and outstanding as of February 19, 2016 as reported on the Issuer's Form 10-K/A filed on 2/22/2016.

14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 (this "Amendment No. 1") amends the statement on Schedule 13D filed on October 3, 2016 (the "Original Schedule 13D", with respect to the shares (the "Shares"), of JayHawk Energy, Inc., a Nevada Corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement (filed herewith)

Exhibit B - Revised Form of Irrevocable Stock Power (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2016

/s/ James McGregor

__________________________

JEM Equity, LLC

By: James McGregor

Its: Manager/Member

/s/ James McGregor

__________________________

James McGregor, Individually